Exhibit 99.1

FOR IMMEDIATE RELEASE NYSE: PHYS
                             TSX: PHYS AND PHYS.U

SPROTT PHYSICAL GOLD TRUST ANNOUNCES AMENDMENTS TO TRUST AGREEMENT

This news release constitutes a "designated news release" for the purposes of Sprott Physical Gold Trust's prospectus supplement dated October 21, 2020 to its base shelf prospectus dated July 6, 2020.

TORONTO ON, November 13, 2020 – On November 13, 2020, Sprott Asset Management LP ("Sprott"), on behalf of Sprott Physical Gold Trust (NYSE: PHYS) (TSX: PHYS / PHYS.U) (the "Trust"), amended the Amended and Restated Trust Agreement, dated February 27, 2015, to reflect a change related to the timing of delivery of physical bullion in connection with redemptions to avoid increased costs and decrease logistical demands.

A copy of the amendment is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com and on EDGAR at the SEC's website at www.sec.gov.

About Sprott and the Trust

Sprott is the investment manager to the Trust. Important information about the Trust, including its investment objectives and strategies, applicable management fees, and expenses, is contained in the Trust's annual information form for the year ended December 31, 2019 (the "AIF"), which can be found on www.sprottphysicalbullion.com, in the U.S. on www.sec.gov and in Canada on www.sedar.com. Commissions, management fees, or other charges and expenses may be associated with investing in the Trust. The performance of the Trust is not guaranteed, its value changes frequently and past performance is not an indication of future results.

To learn more about the Trust, please visit www.sprottphysicalbullion.com.

Caution Regarding Forward-Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this news release include, without limitation, statements regarding costs and logistical demands. With respect to the forward-looking statements contained in this news release, the Trust has made numerous assumptions regarding, among other things: the price of gold and anticipated costs and the impact of the Covid-19 pandemic on the Trust's business, financial condition and results of operations. While the Trust considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause the Trust's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this news release. A discussion of risks and uncertainties facing the Trust appears in the AIF, as updated by the Trust's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and the Trust disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

For more information:

Glen Williams
Managing Director, Investor and Institutional Client Relations
Tel: 416.943.4394
Email: gwilliams@sprott.com